SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Publicly Traded Company

RELEVANT FACT

2013 – 2017 Business & Management Plan

Rio de Janeiro, March 15, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors has approved the 2013-2017 Business & Management Plan (2013-17 BP), with investments of US$ 236.7bn, maintaining the same level of  investments as last year’s Plan.  Of the total Plan, US$ 207.1bn of investments are classified as under implementation.

As a continuation of the 2012-16 BP, the 2013-17 BP was based on the following principles:

  Maintaining the same production targets for oil & natural gas production;
  No  additional  projects, except those related to oil & natural gas exploration and production in Brazil;
  Incorporating the results of the structural support  programs: PROCOP, PROEF, PRCPoço and INFRALOG;
  Expanding the scope of the divestment program (PRODESIN).

2013-2017 Business & Management Plan (in US$bn)

Segments	Investments	%
Exploration & Production (E&P)	147.5	62%
Dowstream	64.8	27%
Gas & Power (G&P)	9.9	4%
International	5.1	2%
PBio - Petrobras Biocombustíveis	2.9	1%
BR Distribuidora	3.2	1%
ETP*	2.3	1%
Other areas**	1.0	0,4%
Total	236.7	100%

                 *  Engineering, Technology and Procurement Area

                 ** Finance, Stratigic and Corporate-Services Areas

The 2013-17 BP maintains the project management practice of separating projects into four phases according to their maturity. The portfolio of projects under implementation amounts to US$ 207.1bn and includes all Phase IV projects that have already been contracted, and all E&P projects in Brazil. The portfolio under evaluation, with US$ 29.6bn, encompasses projects of other business areas that are currently in Phase I (opportunity identification), II (conceptual project) and III (basic project) which, in order to proceed to the implementation phase, must have their technical and economic feasibility confirmed (Phase III approval).

The analysis of the 2013-17 BP portfolio resulted in the maintenance of 2012-16 BP projects for the 2013-17 period, without including or excluding new projects in the portfolio under implementation, except for cases of E&P in Brazil where, in order to meet planned production targets, there were inclusions and exclusions as well as accelerations and postponements of projects.

All 2013-17 BP projects incorporate the use of S-Curves (graphs that represents a project’s physical and financial progression) and projections are based on an analysis of executing these curves.  The S-Curves are closely monitored by the Executive Board in order to ensure that the Plan´s targets are met.

Business Plan Management Actions

The 2013-2017 BP continues with supporting programs initiated in 2012, and incorporates new initiatives, totaling 5 (five) programs that support the Plan and contribute to the Company’s profitability:

(a)    Campos Basin Operational Efficiency Improvement Program (Proef) – Increases reliability of achieving the oil production curve by improving operational efficiency and  integrity of older Campos Basin production systems and reducing risks of efficiency losses of newer production  systems.

(b)    Operating Expenses Optimization Program (Procop) – Increases cash flow generation, productivity and strengthens management model geared towards cost excellence, with operating expenses (opex) savings target of R$ 32bn from 2013 to 2016.

(c)     Divestment Program (Prodesin) – Contributes to financing the Plan through the sale of assets in Brazil and overseas with cash proceeds estimated at US$ 9.9bn in 2013, largely.

(d)    Logistical Infrastructure Optimization Program (Infralog) – Integrated planning, monitoring and management of projects and actions to meet Petrobras’ logistical infrastructure needs by 2020. By seeking simpler logistical solutions and capturing synergies among the company’s business areas, investment reductions have already been incorporated into the 2013-17 BP, notably US$ 2.6bn in E&P.

(e)    Well Cost Reduction Program (PRC-Poço) – Reduces well costs (capex), optimizes project scopes and productivity gains through 23 initiatives due to the significant increase of the drilling rigs fleet under operation and the relevance of wells construction capex in the E&P budget from 2013 to 2017 (38%). Identified gains of US$ 1.4bn, already incorporated into the 2013-17 BP, from initiatives related to decreasing well construction time and optimizing operational sequencing.

Oil and Natural Gas Production Target in Brazil

The 2013-17 BP confirms the production curve established in the previous Plan, keeping targets unaltered and reiterating our confidence in its execution.

Oil and NGL (natural gas liquids) production target in Brazil is 2.5 million bpd in 2016, 2.75 million bpd in 2017 and 4.2 million bpd in 2020. As in 2012, the target for 2013 is to maintain production in line with 2011 levels (+/- 2%). From 2013 to 2015, 11 new production units will go on stream, representing a capacity increase of 1.45 million bpd for Petrobras. In 2016 and 2017, most Pre-salt and Transfer of Rights projects will start up, leading to production growth acceleration. The Pre-salt will account for 35% of total production in 2017.

The production target for oil, NGL and natural gas in Brazil  is 3.0 million boed for 2016, 3.4 million boed for 2017 and 5.2 million boed for 2020.

Investments

The Exploration & Production segment in Brazil will invest US$ 147.5bn, which represents an increase of US$ 15.9bn from 2012-16 BP, mainly due to the inclusion of 2017 investments that reflect the acceleration of planned production between 2016 and 2020. Of the investment total, 73% will be allocated to production development, 16% to exploration and 11% to infrastructure. Pre-salt and Transfer of Rights investments correspond to 68% of the total amount invested in production development.

In addition to these investments, the execution of projects during the 2013-17 BP will demand from Petrobras’s partners  US$ 39.7bn for E&P activities in Brazil.

The portfolio of projects under implementation has allocated US$ 43.2bn investments for investments in Downstream, the principal projects being the Abreu e Lima Refinery and the first phase of Comperj. Downstream investments were reduced by US$ 12.6bn versus the 2012-16 BP, due to the completion of investments in quality and conversion, and the completion of the new refineries by 2016. Additional refining projects, under evaluation, advanced in their maturity phase and are currently being optimized to align costs with international standards.

The Gas&Power segment has US$ 9.9 bn allocated in the 2013-17 BP, of which US$ 5.9bn is for the completion of projects under implementation, notably the Três Lagoas Fertilizers Plant and the Baixada Fluminense Thermal Power Station.

The Distribution bussiness has investments of US$ 2.9bn in projects under implementation, with highlight to logistics projects aimed at maintaining market leadership and increasing market share in the automotive segment.

The Biofuels segment has allocated investments of US$ 1.1bn in projects under implementation. Most resources are related to ethanol  and biodiesel projects.

The International area will have investments of US$ 3.2bn in the portfolio under implementation, with stronger emphasis on the E&P segment, which represents 90% of these investments.

Financing

In evaluating the capacity to finance the Plan, the company based cash flow generation on a long term Brent price per barrel of US$ 100 and an exchange rate ranging between R$2.00/US$ and R$1.85/US$.

The resources necessary to finance projects under implementation will come from operating cash flow generation (US$ 164.7bn), use of surplus cash (US$ 10.7bn), divestment and financial restructuring (US$ 9.9bn) and debt (US$ 61.3bn gross, US$ 21.4bn net).

2013 will experience higher annual investment combined with less operating cash flow generation, however this situation will be reverted during the Business Plan period, with free cash flow, before dividends, becoming positive as of 2015.

The increase of cash flow generation due to production growth and investments maturation will reduce the need for financing during 2013-17.  In 2017, is expected to have an operating cash flow generation of approximately  US$ 50bn.

Financial leverage will not exceed 35%, keeping within the target of 25-35% and the net debt/EBITDA ratio will return, as of 2014, to the limit established by the company of up to 2.5x, ending 2017 at 27% and 1.65x, respectively.

The company maintains its commitment to an investment grade rating and not issuing shares.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.